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Andy Tucker Partner Direct Dial: +1 202 776 5248 Personal Fax: +1 202 330 5313 E-Mail: ATucker@duanemorris.com www.duanemorris.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

In connection with its Registration Statement on Form F-4 (File No. 333-289108)

September 29, 2025

Confidential

Ms. Tara Harkins

Mr. Kevin Vaughn

Mr. Tyler Howes

Mr. Chris Edwards

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Veraxa Biotech Holding AG

Registration Statement on Form F-4

Amendment No. 1 to Registration Statement on Form F-4

Filed July 31, 2025

File No. 333-289108

Ladies and Gentlemen:

On behalf of our client, Veraxa Biotech Holding AG, a company limited by shares organized under the Laws of Switzerland (the “Company” or “Veraxa”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 27, 2025 (the “Comment Letter”) on the Company’s Amendment No. 1 to the Registration Statement on Form F-4 filed on July 31, 2025 (the “Registration Statement”) relating to the proposed business combination involving the Company and Voyager Acquisition Corp., a Cayman Islands exempted company (the “SPAC”).

Duane Morris LLP
901 New York Avenue NW, Suite 700 East Washington, D.C. 20001-4795	Phone: +1 202 776 7800 Fax: +1 202 776 7801

September 29, 2025

Concurrently with the submission of this letter, the Company is filing amendment No. 2 to its registration statement on Form F-4 (the “Amended Registration Statement”) and certain exhibits via EDGAR with the Commission.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Andy M. Tucker at (202) 776-5248 before it permits any disclosure of the bracketed information in this letter.

For ease of reference, the headings and numbers of the Company’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form F-4

Cover Page

1.	Please revise your cover page to state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters in connection with the de-SPAC transaction or any related financing transaction. Refer to Item 1604(a)(3) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that corresponding revisions were made to the disclosures on pages 41-42, 188-189, and 213-214 of the Amended Registration Statement.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

2.	Whenever available, please revise your cover page to discuss the contemplated PIPE agreement discussed on page 177. Refer to Item 1604(a)(2) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include disclosure of the contemplated PIPE agreement in a subsequent amendment to the Amended Registration Statement in response to the Staff’s comment after the commercial terms of such agreement are finalized.

Questions and Answers about the Business Combination and the Extraordinary General meeting, page 11

3.	Please revise this section to include a Q&A discussing the anticipated liquidity position of PubCo following the Business Combination. In your Q&A please quantify anticipated transaction expenses and debts of the combined company, including any deferred underwriting commissions. In your Q&A, please also discuss how PubCo intends to use the proceeds from the Business Combination and how far it expects to reach in the development of Veraxa Biotech Holding AG’s product candidates with these proceeds at the various redemption levels detailed in your sensitivity analysis. Please similarly revise the Summary of the Proxy Statement/Prospectus.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include a Q&A disclosure regarding the anticipated liquidity position of PubCo following the Business Combination in a subsequent amendment to the Amended Registration Statement in response to the Staff’s comment after the transaction expenses and related information have been finalized.

4.	Please revise this section to include a Q&A disclosing the management and directors of the post-business combination company.

The Company respectfully acknowledges the Staff’s comment and confirms that it will include a Q&A disclosure regarding the management and directors of the post-business combination company in a subsequent amendment to the Amended Registration Statement in response to the Staff’s comment after the management and board structure of the post-business combination company are finalized.

Q: Why is SPAC proposing the Business Combination?, page 16

5.	Please revise this Q&A to disclose the valuation ascribed to Veraxa Biotech Holding AG in the Business Combination.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 16 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Q: What are the U.S. federal income Tax consequences of the Business Combination to me?, page 19

6.	Please revise this Q&A to briefly describe the tax consequences of (i) the Business Combination to U.S. holders of Voyager Acquisition Ordinary Shares and (ii) exercising redemption rights, respectively. Please also revise here and throughout to state that your discussion of the tax consequences of the Business Combination constitutes the opinion of counsel and identify counsel.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 19 and 321 of the Amended Registration Statement in response to the Staff’s comment.

Q: How do the Sponsor and the officers and directors of SPAC intend to vote on the proposals?, page 20

7.	Please disclose if any consideration was received by the shareholders who have agreed to vote in favor of the merger agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 20 of the Amended Registration Statement in response to the Staff’s comment.

Q: What shareholder vote thresholds are required for the approval of each proposal..., page 25

8.	Please revise this Q&A to clearly state that the Business Combination is not structured so that approval of at least a majority of unaffiliated security holders of Voyager Acquisition is required, as you have done on page 146. Please also revise to add risk factor disclosure highlighting the risks to unaffiliated investors related to this structure. Refer to Item 1606(c) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 25 and 150 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that it has revised its risk factor disclosure on page 126 in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Summary of the Proxy Statement/Prospectus

Veraxa Biotech AG, page 28

9.	We note your statement that your pipeline has the potential to expand the therapeutic window of current solid tumor treatments through “improved safety and efficacy profiles.” We also note disclosure appearing in your Business section referring to your candidates as “highly effective”, “potent”, “safe” and with “excellent safety profiles.” Please revise throughout the proxy statement/prospectus to remove any implication that your product candidates are currently safe and/or effective as these statements are premature based on your current stage of development and determinations regarding safety and efficacy are solely within the authority of the FDA and corresponding regulatory authorities.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures throughout the Amended Registration Statement in response to the Staff’s comment to remove terms that imply that our product candidates are currently safe and/or effective.

Reasons for the SPAC Board’s Approval of the Business Combination, page 37

10.	We note your disclosure that Voyager Acquisition’s board considered certain “forecast projections” in determining that the business combination was in the SPAC’s best interest. Please revise, wherever appropriate, to disclose these projections, including any material assumptions underlying the projections and Veraxa’s reasoning for preparing the projections. Please also clearly state whether the projections continue to reflect the views of Veraxa’s management on its future performance as of the most recent practicable date.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 37 and 184 of the Amended Registration Statement in response to the Staff’s comment to remove the references to “forecast projections” which were inadvertently included.

Emerging Growth Company, page 53

11.	You disclose that you have “elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies.” However, the extended transition period is only for US GAAP and is not applicable to IFRS. Refer to Questions 33 and 34 of the Jumpstart Our Business Startups Act Frequently Asked Questions available on our website. Please revise this section as well as similar disclosures elsewhere in your document accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 53-54 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Background of the Business Combination, page 170

12.	Please revise this section to include a reasonably detailed discussion of both the benefits and detriments of the de-SPAC transaction and any related financing transactions to Voyager Acquisition, the Sponsor, Veraxa Biotech Holding AG, and unaffiliated security holders of Voyager. Refer to Item 1605(c) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 183 of the Amended Registration Statement in response to the Staff’s comment.

13.	Please expand this discussion to include Veraxa Biotech AG’s reasons for engaging in the Business Combination and whether it considered other transactions, such as conducting a traditional IPO, in lieu of a de-SPAC. Refer to Item 1605(b)(3) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 177-178 of the Amended Registration Statement in response to the Staff’s comment.

14.	Please revise this section to reflect when the fairness opinion was provided by the financial advisor and whether the opinion was considered in evaluating the transaction.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 182 of the Amended Registration Statement in response to the Staff’s comment.

Summary of Fairness Opinion to SPAC, page 182

15.	Please revise this section to briefly describe the qualifications of ERShares. Refer to Item 1607(b)(2) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 189 of the Amended Registration Statement in response to the Staff’s comment.

16.	Please revise your disclosure regarding the Guideline Publicly Traded Companies Analysis to disclose in more detail why ERShares selected the 12 GPC Guideline Companies, the stage of development of each company in the analysis and each company’s estimated enterprise value. Please disclose whether any of the guideline companies are at a more advanced stage of development than Veraxa Biotech AG and if so, whether ERShares applied any discount factor to these companies.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 191-192 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Information about SPAC, page 193

17.	Please revise to describe the general character of the Sponsor’s business. Refer to Item 1603(a)(2) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 200 of the Amended Registration Statement in response to the Staff’s comment.

18.	Please revise this section to clearly identify any SPACs and SPAC business combinations in which your management team has participated. In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. Refer to Item 1603(a)(3) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 206-207 of the Amended Registration Statement in response to the Staff’s comment.

Information about the Company, page 215

19.	Please revise to remove all references to your product candidates and platforms potentially being “first-in-class” or “best-in-class” as these statements are speculative in light of the current regulatory status of your clinical and preclinical candidates.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures throughout the Amended Registration Statement in response to the Staff’s comment.

20.	We note your disclosure that you are in several discussions with global pharmaceutical companies interested in the potential of your BiTAC platforms. Please revise your disclosure to provide more detail regarding these discussions with these parties, including the nature of their interests and the current status of any negotiations. In addition, please provide the same level of disclosure in relation to your statements about the potential licensing of your VX-A902 program.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the disclosures on pages 225, 242, 269 and 271 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

21.	Please revise to provide a more fulsome description of any preclinical studies wherein you compare your candidates to other clinical candidates or approved drug products. For example only, we note your disclosure on page 231 of a study comparing your “PBD warheads” to a “marketed ADC” and disclosure on page 247 related to a test wherein you compare your BiTAC-TCEs to “standard TCEs.” Please revise your discussion of these studies to clarify if they were head-to-head trials against specific compounds and briefly discuss the methodology of each study disclosed. To the extent any of these comparisons arise from studies that were not head-to-head, please remove them.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosures on pages 240, 241, and 256 of the Amended Registration Statement in response to the Staff’s comment.

Company Background, page 216

22.	Please expand your disclosure regarding your acquisition of VX-A901, including when you acquired the product candidate, that party from whom it was acquired and whether there are any ongoing obligations to the party. Please also provide similar disclosure for the in-licensing of the Hemibody platform. Please file any agreements relating to these items as exhibits to your registration statement or tell us why you believe such a filing is not required.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 225 of the Amended Registration Statement in response to the Staff’s comment. The agreement related to the acquisition of VX-A901 from Synimmune AG is filed as an exhibit to the Amended Registration Statement. The Company is currently undertaking a review of the Hemibody license agreement with Cherry Biolabs GmbH to ensure alignment on the commercial terms that can be included in the filed exhibit and advises the Staff that it will file the Hemibody license agreement in a subsequent amendment to the Amended Registration Statement in response to the Staff’s comment after such review is complete.

Our Concepts for Improving Targeted Therapies, page 219

23.	Please revise to define the phrase “click-to-release” in the context of your BiTAC platforms.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 229 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Our Dual-Targeting/AND-Gate Concept, page 222

24.	Please revise the graphic appearing on page 222 to remove the arrows implying that your product candidates will be safer and more effective than approved therapies. Please also revise the graphic on page 221, which implies that your product is less toxic and more effective than current cancer treatments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the graphics on pages 230 and 231 of the Amended Registration Statement in response to the Staff’s comment.

Our BiTAC Platforms, page 238

25.	Please provide your basis for your statement claiming that your BiTAC platform currently stands as the “only technology capable of abolishing systemic toxicity.”

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 247 in response to the Staff’s comment.

26.	Please remove your statements claiming that you will be able to develop your drug products “faster,” at a “lower cost” or with an “increased chance of success” as these statements are speculative.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosures throughout the Amended Registration Statement to remove speculative statements in response to the Staff’s comment.

Our Hitmaster Screening Platform, page 250

27.	Please revise to briefly discuss your reasons for no longer pursuing internal therapeutic discovery programs utilizing your Hitmaster platform. Please also clarify if any of your own preclinical and clinical candidates were discovered using this platform.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 261 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Discovery, page 255

28.	Please define the terms “preclinically validated” and “clinically validated” within the context of the antibodies you are selecting in your Discovery phase.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 264 of the Amended Registration Statement in response to the Staff’s comment.

Our Pipeline, page 261

29.	Please revise your pipeline table to present the current development status of each of your material product candidates without predicting the potential dates for future development stages that you are not yet prepared to initiate. For example only, we note your disclosure expecting VX-A903-1 will be entering Phase 2 trials in 2030. Clinical development is inherently uncertain and requires success in the prior stage for continued development, so it is speculative to assume you will be able to conduct Phase 2 trials prior to completing Phase 1. Please revise your pipeline table accordingly.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table on page 268 of the Amended Registration Statement in response to the Staff’s comment.

30.	We note the inclusion of a number of candidates with an indication of “tbd” that appear to be in the early preclinical or discovery stages. We also note a number of potential “partnerships” candidates that do not appear to be entering discovery or preclinical testing until 2026 or 2027. Given the limited disclosure related to these candidates, please revise to explain how these candidates are currently material to your business and provide more fulsome disclosure related to these candidates including any development activities conducted and planned indications. Alternatively, please remove any candidates not currently material to your business from your pipeline table.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the candidates not currently material to its business from the pipeline table on page 268 of the Amended Registration Statement in response to the Staff’s comment.

31.	Please ensure your pipeline table clearly demonstrates all steps that must be completed (e.g., Phase 1, Phase 2 and Phase 3 trials) for each clinical candidate before regulatory approval is received, so that investors can clearly understand what steps must still be taken prior to commercialization.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the table on page 268 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

32.	We note your statement that your DAR 4 anti-HER2 ADC has “efficacy” in line with Enhertu at the same doses. Please revise this statement, as it improperly implies this candidate is both effective and comparable to products that are already approved for commercial sale.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 270 of the Amended Registration Statement in response to the Staff’s comment.

Strategic Clinical-Regulatory Development Approach, page 267

33.	Please revise to briefly discuss the material aspects of your Phase I clinical trial design for your VX-A901 candidate. In your revisions, clarify where your trial is being conducted, disclose primary and secondary endpoints and enrollment data. Please remove disclosures that imply your product candidate is safe or effective. You may present objective data resulting from your preclinical and clinical testing without concluding efficacy.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it revised the disclosures on pages 272, 274 and 275.

Partnerships And Collaborations, page 269

34.	Please revise to provide a more fulsome description of your material partnerships and collaborations discussed in this section and indicated in your pipeline table on page 261. In your revisions, ensure that you disclose the rights and obligations of both parties, any term and termination provisions, aggregate amounts paid or due under these agreements and any amounts paid to date. Please also file these agreements as exhibits to your registration statement or tell us why you believe such a filing is not required. Refer to Item 601(b)(10) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 277 of the Amended Registration Statement in response to the Staff’s comment. The EMBL agreement is filed as an exhibit to the Amended Registration Statement. The Company is currently undertaking a review of the Hemibody license agreement with Cherry Biolabs GmbH to ensure alignment on the commercial terms that can be included in the filed exhibit and advises the Staff that it will file the Hemibody license agreement in a subsequent amendment to the Amended Registration Statement in response to the Staff’s comment after such review is complete. With respect to the agreements related to partnerships and collaborations with OmniAB Inc. and Quadira Biosciences disclosed on page 277, the Company determined that such agreements were made in the ordinary course of business and do not otherwise qualify as “material contracts” as defined in Item 601(b)(10) of Regulation S-K and therefore are not required to be filed as exhibits to the Amended Registration Statement.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Intellectual Property, page 270

35.	Please revise to disclose the expiration dates or potential expiration dates, if granted, for each patent or patent application disclosed in this section. Please also revise to identify the specific programs protected by each of your patents.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has added expiration dates or potential expirations dates for each patent or patent application disclosed on pages 278-285 of the Amended Registration Statement in response to the Staff’s comment.

Company Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 297

36.	Revise your disclosure to separately quantify and explain the nature of the research and development expenses for each reporting period presented. To the extent you track your research and development costs by product candidate, revise to provide a breakdown of for each period presented. For research and development expenses not tracked by product candidate, provide a breakdown by nature or type of expenses such that the total reconciles to the research and development expense line item. Provide a revised discussion of the research and development activities for each period and the reasons for the changes in expenses between periods.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 305 of the Amended Registration Statement in response to the Staff’s comment.

Sales and Marketing Expenses, page 297

37.	Revise to more clearly identify the nature of the amounts reported as Sales and Marketing, given the Company currently has no product sales.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 305-306 of the Amended Registration Statement in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Critical Accounting Policies and Estimates, page 299

38.	Revise your MD&A to provide a table of issuances of Veraxa equity for compensatory purposes for the latest annual period and subsequent period. Please explain to us how you determined the fair value of Veraxa’s common stock underlying equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the business combination and the exchange price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 309 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff to please refer to the table of issuances of Veraxa’s Virtual Stock Option Plan on page 309 and the additional information added to the disclosure of Critical Accounting Policies and Estimates on page 308 to further explain how it determined the fair value of Veraxa’s common stock.

[***]

Material Tax Considerations, page 311

39.	Please revise this section to also discuss the material Federal income tax consequences to Veraxa Biotech AG’s security holders or tell us why such disclosure is not required. Refer to Item 1605(b)(6) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the securityholders of the Company are not U.S. persons and therefore U.S. income tax consequences are not relevant.

40.	We note your inclusion of a “should” opinion within your prospectus. Please provide risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. Refer to Section III.C.4 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 134 of the Amended Registration Statement in response to the Staff’s comment.

Comparison of Corporate Governance and Shareholder Rights, page 331

41.	Please revise this section to include an explanation of any material differences in the rights of Veraxa Biotech AG security holders compared to the rights of PubCo security holders. Refer to Item 1605(b)(4) of Regulation S-K for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the disclosure on pages 341-351 in response to the Staff’s comment.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

Exhibits

42.	We note within Exhibit 23.1 that the auditor’s consent refers to a report dated July 16, 2025 while the report included on page F-10 is dated July 30, 2025. We similarly note within Exhibit 23.2 that the auditor’s consent refers to a report dated July 25, 2025 while the report included on page F-2 is dated July 30, 2025. We also note both consents do not refer to the specific filing such as Amendment No. 1 to Form F-4. In your next amendment, please provide updated auditor’s consents that refer to the correct audit report date and the correct filing. The consents should also be currently dated and signed by your auditors. Refer to Item 601(b)(23)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the date discrepancy between the auditor’s consents and reports have been corrected and the auditor’s consents have been revised to reference the specific filing of this Amended Registration Statement in response to the Staff’s comment.

General

43.	Please revise, wherever appropriate, to clearly state whether Voyager Acquisition’s board retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K for guidance. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 182 of the Amended Registration Statement in response to the Staff’s comment. The Company further advises the Staff that is has revised its risk factor disclosures on pages 122 and 125.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.

September 29, 2025

44.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the sponsor, a limited liability company formed in the state of Delaware, is not controlled by, and does not have substantial ties with, any non-U.S. persons. The Company respectfully advises the Staff that the Company and its affiliates are non-US persons. In consideration of the Staff’s comment, the Company has included a risk factor on page 122 regarding the possibility that an initial business combination may not be consummated if such initial business combination is subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States, or ultimately prohibited.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Andy M. Tucker of Duane Morris LLP at (202) 776-5248 or ATucker@duanemorris.com.

Sincerely,

/s/ Christoph Antz
Christoph Antz

cc:
Andrew Tucker, Esq.
Michael J. Blankenship, Esq.

Confidential Treatment Requested by VERAXA BIOTECH HOLDING AG.